UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL OMB Number: 3235-0058 Expires: January 31, 2005 Estimated average burden hours per response ... 2.50
SEC FILE NUMBER 0-20508 CUSIP NUMBER 553769 10 0
(Check One):	☐ Form 10-K	☐ Form 20-K	☒ Form 10-Q	☐ Form N-SAR

	For Period Ended:		June 30, 2002
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
MTR Gaming Group, Inc. Full Name of Registrant
Former Name if Applicable
State Route 2 South, P.O. Box 358 Address of Principal Executive Office (Street and Number)
Chester, West Virginia 26034 City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

        The Registrant required additional time to prepare supporting documentation for its report, including extensive exhibits associated with its recent closing on a $100 million bank line of credit. The Registrant expects to file the report on Form 10-Q on August 16, 2002, but in any event within the time permitted by Rule 12b-25. The Company's filing will fully comply with the certification requirements of Section 906 of the Sarbanes-Oxley Act of 2002.

PART IV — OTHER INFORMATION

(1)
Name and telephone number of person to contact in regard to this notification

John W. Bittner, Jr. (Name)	(304) (Area Code)	387-8310 (Telephone Number)
(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes        ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes        ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        As detailed in the Registrant's August 8, 2002 press release, revenues and net income for the three months ended June 30, 2002 were $67,128,000 and $3,891,000, respectively, compared to $54,291,000 and $5,134,000, respectively for the same period in 2001.

MTR Gaming Group, Inc. (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 15, 2002	By	\s\ Edson R. Arneault
Edson R. Arneault, President and CEO